UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Spark Networks plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8305M109

(CUSIP Number)

Mr. R. Daniel Beckham Criterion Capital Management, LLC 435 Pacific Avenue, 5th Floor San Francisco, CA 94133 415-249-1282	Carolyn S. Reiser, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Criterion Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization CA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,844,337
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,844,337

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,337

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

IA

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher H. Lord

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,844,337
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,844,337

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,337

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.1%

14. Type of Reporting Person (See Instructions)

HC

IN

Item 1. Security and Issuer

This statement relates to Ordinary Shares (the "Stock") of Spark Networks plc (the "Issuer"). The principal executive office of the Issuer is located at 8383 Wilshire Blvd., Suite 800, Beverly Hills, CA 90211.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Criterion Capital Management, LLC, a California limited liability company ("CCM"), and Christopher H. Lord ("Lord") (collectively, the "Filers").

CCM and Lord disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is 435 Pacific Avenue, 5th Floor, San Francisco, CA 94133

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is an investment adviser. Lord is the sole manager and controlling person of CCM. The business address of both is provided in Item 2(b) above.

(d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover sheet for each Filer for the citizenship of that Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount

CCM*	Funds under management	$12,610,897

* Purchases were made by CCM on behalf of client accounts.

Item 4. Purpose of Transaction

On December 1, 2005, three investment funds managed by CCM (the "Criterion Funds") entered into a Share Purchase Agreement (the "SPA") with Great Hill Investors, LLC, Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership (together, the "Great Hill Entities"). Pursuant to the SPA, the Criterion Funds sold to the Great Hill Entities an aggregate of 1,500,000 Ordinary Shares (represented by global depositary shares) of the Issuer. Under the SPA, the Criterion Funds agreed that for as long as the Great Hill Entities and their affiliates collectively own at least 5% of the Issuer's voting shares, if at any time the Great Hill Entities notify the Criterion Funds of their desire to designate a director of the Issuer, or to remove or replace a director that was previously designated by the Great Hill Entities, the Criterion Funds will vote their voting shares of the Issuer to elect such director or to cause the requested removal or replacement. In the SPA, the Criterion Funds appointed a person designated by the Great Hill Entities as their proxy and attorney-in-fact to vote their voting shares of the Issuer (solely with respect to such election of a single director) for the period that such voting agreement is in effect.

The Filers acquired the Stock for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all the Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

CCM and Lord are filing this Schedule 13D jointly and constitute a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act").

By virtue of the voting provisions in the Share Purchase Agreement between CCM and the Great Hill Entities, it could be alleged that a group within the meaning of Rule 13d-5(b)(1) under the 1934 Act has been formed that includes the Great Hill Entities, CCM and Lord. The Filers understand that the Great Hill Entities beneficially own 6,000,000 shares of Stock, or approximately 19.9% of the outstanding shares. A group including the Great Hill Entities, CCM and Lord would beneficially own an aggregate of 7,844,337 shares of Stock, or approximately 26.0% of the outstanding shares. The Filers do not affirm that any such group exists and expressly disclaim beneficial ownership of Stock beneficially owned by the Great Hill Entities.

In addition to the Share Purchase Agreement with CCM, the Great Hill Entities also entered into three other Share Purchase Agreements on December 1, 2005, with: Joe Y. Shapira; Alon Carmel; and Tiger Global II, L.P., Tiger Global, L.P. and Tiger Global, Ltd. (the "Tiger Funds"). These other agreements contain voting provisions similar to those in the Share Purchase Agreement between CCM and the Great Hill Entities. Accordingly, by virtue of the voting provisions in the four Share Purchase Agreements with respect to a single director, as described in Item 4, it could be alleged that a group within the meaning of Rule 13d-5(b)(1) under the 1934 Act has been formed that includes the Great Hill Entities, Joe Y. Shapira, Alon Carmel, the Tiger Funds, and CCM and Lord. The Filers understand that Joe Y. Shapira, Alon Carmel and the Tiger Funds beneficially own 2,856,389 shares, 3,499,648 shares and 4,631,085 shares of Stock, respectively. A group including all such parties as well as the Great Hill Entities, CCM and Lord would beneficially own an aggregate of 18,281,459 shares of Stock, or approximately 60.3% of the outstanding shares. The Filers do not affirm that any such group exists and expressly disclaim beneficial ownership of Stock beneficially owned by such other parties.

The Filers effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before December 1, 2005 (the October 28 purchase was an open market transaction made before the date the Form 10 registering the Stock under the 1934 Act became effective, and the December 1 sale was a private transaction):

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

CCM	Purchase	10/28/05	3,000	$6.94
CCM	Sale	12/1/05	1,500,000	$5.35

Based on information reported in public filings, to the knowledge of the Filers: (i) on December 1, 2005, Joe Y. Shapira sold 250,000 shares of Stock for $4.40 per share in a privately negotiated transaction; and (ii) Alon Carmel sold (a) 80,700 shares of Stock for $6.07 per share in a privately negotiated transaction on November 14, 2005 and (b) 150,000 shares of Stock for $4.40 per share in a privately negotiated transaction on December 1, 2005.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

CCM is an investment adviser with discretionary authority over client accounts. Some of CCM's client accounts are limited partnerships for which CCM serves as the general partner pursuant to agreements providing to CCM the authority, among other things, to invest the funds of such partnership in the Stock, to vote and dispose of Stock. Other clients are investment accounts subject to investment advisory agreements providing CCM the authority to invest the assets of the account in the Stock, to vote and dispose of the Stock. Pursuant to such agreements, CCM is entitled to allocations or fees based on assets under management and realized and unrealized gains. None of CCM's client accounts is a member of the group filing this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B. Share Purchase Agreement dated December 1, 2005 between Criterion Funds and the buyers named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2005

CRITERION CAPITAL MANAGEMENT, LLC By: /s/ Christopher H. Lord, Manger
/s/ Christopher H. Lord

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2005

CRITERION CAPITAL MANAGEMENT, LLC By: /s/ R. Daniel Beckham R. Daniel Beckham, Chief Operating Officer
/s/ Christopher H. Lord Christopher H. Lord

EXHIBIT B

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "Agreement") is made as of December 1, 2005, by and among Great Hill Investors, LLC, a Massachusetts limited liability company, whose registered office is located at One Liberty Square Boston, Massachusetts 02109 ("GHI"), Great Hill Equity Partners II Limited Partnership, a Delaware limited partnership, whose registered office is located at One Liberty Square Boston, Massachusetts 02109 ("GHEP") and Great Hill Affiliate Partners II Limited Partnership, a Delaware limited partnership whose registered office is located at One Liberty Square Boston, Massachusetts 02109 ("GHAP"), Criterion Capital Partners, L.P., a California limited partnership, whose registered office is located at 435 Pacific Avenue, San Francisco, California 94133 ("CCP"), Criterion Institutional Partners, L.P., a California limited partnership, whose registered office is located at 435 Pacific Avenue, San Francisco, California 94133 ("CIP") and Criterion Capital Partners Ltd., a Cayman Islands exempted company, whose registered office is located at Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, BWI ("CCPL"). Each of GHI, GHEP and GHAP are referred to as a "Buyer." Each of CCP, CIP and CCPL are referred to as a "Seller."

RECITALS

The Sellers desire to sell, and the Buyers desire to purchase the Shares for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. DEFINITIONS

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

"Additional Acquisition Agreements" has the meaning set forth in Section 6.3(a).

"Additional Purchases" means the acquisition of an aggregate of 4,500,000 Ordinary Shares or Global Depositary Shares, as applicable, from the Other Sellers.

"Applicable Contract" means, with respect to any Person, any Contract (a) under which such Person has or may acquire any rights, (b) under which such Person has or may become subject to any obligation or liability, or (c) by which such Person or any of the assets owned or used by such Person is or may become bound.

A "Breach" of a representation, warranty, covenant, obligation, or other provision of this Agreement, any other instrument delivered pursuant to this Agreement, or any other agreement or Contract, shall be deemed to have occurred if there is or has been (a) any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (b) any claim (by any Person) or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation, or other provision, and the term "Breach" means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.

"Buyer" has the meaning set forth in the first paragraph of this Agreement.

"Closing" has the meaning set forth in Section 2.3.

"Closing Date" means the date and time as of which the Closing actually takes place.

"Code" has the meaning set forth in Section 3.7.

"Company" means Spark Networks plc, a public limited company, registered in England and Wales under number 3628907 whose registered office is located at 24-26 Arcadia Avenue, Finchley Central, London N3 2JU, England.

"Consent" means any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

"Contract" means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

"Discussion Time" has the meaning set forth in Section 4.3(e).

"DTC" means The Depositary Trust Company.

"Encumbrance" means any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind or any other third party right, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership, in each case, other than any encumbrance existing as a result of the fact that the Shares are in the form of Global Depositary Shares.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

"GHAP" has the meaning set forth in the Recitals of this Agreement.

"GHEP" has the meaning set forth in the Recitals of this Agreement.

"GHI" has the meaning set forth in the Recitals of this Agreement.

"Global Depositary Shares" means global depositary shares that represent Ordinary Shares.

"Governmental Authorization" means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

"Governmental Body" means any:

(a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign, or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(d) multi-national organization or body; or

(e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

"Great Hill Director" has the meaning set forth in Section 5.1(a)(ii).

"Information" has the meaning set forth in Section 8.2(a).

"Knowledge" of any Person shall mean the actual knowledge of such Person, without such Person having made any special inquiry or investigation.

"Legal Requirement" means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"Order" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

"Ordinary Shares" means the ordinary shares of the Company, par value 0.01 pound per share.

"Organizational Documents" means (a) the articles or certificate of incorporation and the bylaws of a corporation (including, for the avoidance of doubt, the Company's articles and memorandum of association as amended from time to time); (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) certificate of formation and operating agreement of a limited liability company; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment, supplement, modification or restatement of any of the foregoing.

"Other Sellers" means (i) Joe Y. Shapira, (ii) Alon Carmel and (iii) Tiger Global Management, L.L.C. and its affiliates.

"Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

"Proceeding" means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

"Purchase Price" has the meaning set forth in Section 2.2.

"RBC" means RBC Capital Markets Corporation.

"Remaining Shares" has the meaning set forth in Section 5.1(a)(i).

"Representative" means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law.

"Securities Reports" means all forms, reports, schedules, registration statements, definitive proxy or information statements and other documents required to be filed or filed by the Company with the SEC or any other Governmental Body, including the Registration Statement on Form S-1 of the Company (File No. 333-123228), in each case, as amended since the time of their filing, and including all documents filed as exhibits thereto and any Form 8-Ks that have been filed with or furnished to the SEC or such other Governmental Body.

"Seller" has the meaning set forth in the first paragraph of this Agreement.

"Shares" means the 1,500,000 Global Depositary Shares, in the aggregate, being sold pursuant to this Agreement.

"Short Sales" means all "short sales" as defined in Rule 3b-3 of the Exchange Act.

"Tax" means any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

"Threatened" means a claim, Proceeding, dispute or action shall be deemed to have been "Threatened" if any demand or statement has been made or any notice has been given, or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute or action is likely to be asserted, commenced, taken, or otherwise pursued in the future.

"Transactions" means all of the transactions contemplated by this Agreement, including:

(a) the sale of the Shares by the Sellers to the Buyers;

(b) the performance by the Buyers and the Sellers of their respective covenants and obligations under this Agreement; and

(c) the Buyers' acquisition of the Shares.

"Transfer" means any transfer, sale, assignment, gift, pledge, hypothecation or other disposition, including any such transfer by means of any Short Sale or other derivative or hedging transaction, or the creation or existence of any Encumbrance in favor of any third party that is not an affiliate of any Seller, in each case, in respect of any bona fide transaction that is not entered into for the purpose of avoiding the obligations under this Agreement.

"U.S. Shareholder" has the meaning set forth in Section 3.7.

"Voting Shares" means the Ordinary Shares, the Global Depositary Shares and any other shares in the capital of the Company entitled to vote on the election of directors.

2. SALE AND TRANSFER OF SHARES; CLOSING

2.1 SHARES

Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell and transfer, free from all Encumbrances, the Shares to the Buyers, and the Buyers shall purchase the Shares from the Sellers, and from and including the Closing Date, all rights and advantages accruing to the Shares shall belong to the Buyers. The number of Shares to be sold by each Seller is set forth opposite such Seller's name on Exhibit B.

2.2 PURCHASE PRICE

The purchase price for the Shares shall be $5.35 per Share, and $8,025,000 in the aggregate (the "Purchase Price").

2.3 CLOSING

The purchase and sale of the Shares, shall take place concurrently with the execution and delivery of this Agreement (the "Closing") at the offices of the Buyers' counsel at 2049 Century Park East, Suite 3200, Los Angeles, California, at 10:00 a.m. (local time) on December 1, 2005, or at such other time as the parties may agree.

2.4 CLOSING OBLIGATIONS

At the Closing:

(a) The Sellers shall deliver or cause to be delivered:

(i) to DTC, irrevocable written or electronic instructions authorizing and ordering DTC to transfer the Shares to the Buyers in the amounts and to the accounts designated by the Buyers on Exhibit A hereto; and

(ii) to the Buyers, any other document that may be required for any Seller to give good title to the Shares in accordance with the terms of this Agreement or that may be necessary to enable the legal and record ownership of the Shares at the Closing to be held by the Buyers' nominee, DTC, and to transfer beneficial ownership of the Global Depositary Shares set forth under each Buyer's name on Exhibit A at the Closing or which evidence to each Buyer's satisfaction the authority of any person executing this Agreement or any of the documents referred to herein, on behalf of the Sellers.

(b) The Buyers shall deliver to the Sellers the Purchase Price by wire transfer of immediately available funds to an account or accounts of the Sellers as specified by the Sellers in writing.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller represents and warrants to the Buyers as follows:

3.1 ORGANIZATION AND GOOD STANDING

Each of CCP and CIP is a limited partnership duly organized, validly existing, and in good standing under the laws of California, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement. CCPL is an exempted company duly organized, validly existing, and in good standing under the laws of the Cayman Islands, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under this Agreement.

3.2 AUTHORITY; NO CONFLICT

(a) This Agreement constitutes the legal, valid, and binding obligation of each Seller, enforceable against each Seller in accordance with its terms. Each Seller has the power and authority to execute, deliver and perform its obligations under this Agreement.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Transactions shall, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of any Seller, or to the Knowledge of such Seller, the Company, or (B) any resolution adopted by the manager, the board of managers (or other similar governing body), or the members of any Seller, or to the Knowledge of such Seller;

(ii) contravene, conflict with, or result in a violation of, or give any Person the right to challenge any of the Transactions;

(iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Seller; or

(iv) contravene, conflict with, or result in a violation or Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract of any Seller that could reasonably be expected to materially adversely affect the ability of any Seller to consummate any of the Transactions.

3.3 TITLE TO THE SHARES

(a) Each Seller's nominee, DTC, is the legal and record holder of the Shares, and each Seller is the beneficial owner of the Global Depositary Shares set forth opposite such Seller's name on Exhibit B hereto, free and clear of all Encumbrances. Upon transfer to the Buyers by each Seller of such Shares at the Closing, the Buyers' nominee, DTC, shall be the legal and record holder of the Shares and each Buyer shall have beneficial ownership of the Global Depositary Shares set forth under its name on Exhibit A, free and clear of all Encumbrances.

(b) There are no Applicable Contracts of the Seller, or to each Seller's Knowledge, any other Contracts relating to the sale, transfer, voting or ownership of the Shares or otherwise relating to the Shares, other than any Contracts that arise solely from the Shares being in the form of Global Depositary Shares.

3.4 LEGAL PROCEEDINGS; ORDERS

There is no Proceeding pending, or to the Knowledge of any Seller, Threatened, that relates to the Shares or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Transactions.

3.5 DISCLOSURE

(a) No fact has come to the Knowledge of any Seller that has caused such Seller to believe that:

(i) the Company has not filed on a timely basis with the SEC and each other Governmental Body all Securities Reports;

(ii) as of their respective dates, any Securities Report did not comply in any material respect with the requirements (including Governmental Authorizations) of the Exchange Act and the Securities Act or other Legal Requirements that are or were applicable to such Securities Report; and

(iii) any Securities Report contained when filed or contains any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.6 BROKERS OR FINDERS

Other than fees or commissions that the Sellers may agree to pay to RBC, which fees and commissions shall be paid by the Sellers, no Seller nor any officer or agent of any Seller has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

3.7 TAX MATTERS

During the taxable year in which the Closing occurs, no Seller to that Seller's Knowledge has been a "U.S. shareholder" within the meaning of Section 951(b) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to the Company (a "U.S. Shareholder"). The information in Exhibit C sets forth and accurately reflects, on a fully diluted basis, the number of Company securities held by each Seller.

4. REPRESENTATIONS AND WARRANTIES OF THE BUYERS

Each Buyer represents and warrants to the Sellers as follows:

4.1 ORGANIZATION AND GOOD STANDING

GHI is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Massachusetts. GHAP is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. GHEP is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.2 AUTHORITY; NO CONFLICT

(a) This Agreement constitutes the legal, valid, and binding obligation of each Buyer, enforceable against each Buyer in accordance with its terms. Each Buyer has the power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) Neither the execution and delivery of this Agreement nor the consummation or performance of any of the Transactions shall, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of any Buyer, or (B) any resolution adopted by the manager, the board of managers (or other similar governing body), or the members of any Buyer;

(ii) contravene, conflict with, or result in a violation of, or give any Person the right to challenge any of the Transactions;

(iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by any Buyer; or

(iv) contravene, conflict with, or result in a violation or Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract of any Buyer that could reasonably be expected to materially adversely affect the ability of any Buyer to consummate any of the Transactions.

4.3 INVESTMENT REPRESENTATIONS

(a) Each Buyer is acquiring the Shares solely for its own account, for investment purposes only, and not with a view to or an intent to sell, or to offer for resale in connection with any unregistered distribution of all or any portion of the Shares within the meaning of the Securities Act or applicable state securities laws.

(b) Each Buyer is either an "accredited investor" as defined in Rule 501 subparagraphs (1), (2), (3) or (7) of Rule 501(a) promulgated under the Securities Act or "qualified institutional buyer" as defined in Rule 144A promulgated under the Securities Act, or both. Each Buyer is not a registered broker-dealer under Section 15 of the Exchange Act.

(c) Each Buyer represents, warrants and acknowledges that the Shares are being offered and sold to it in reliance upon the exemption provided by Section 4(1) of the Securities Act and similar exemptions from the registration requirements of state securities laws and that the Sellers are relying upon the truth and accuracy of, and each Buyer's compliance with, the representations, warranties, agreements, acknowledgements and understandings of each Buyer set forth in this Section 4.3 in order to determine the availability of such exemptions and the eligibility of each Buyer to acquire the Shares.

(d) Each Buyer is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(e) Each Buyer represents and warrants that, except as otherwise disclosed to the Company in writing, from November 2, 2005 (the "Discussion Time") up through the execution of this Agreement, no Buyer, directly or indirectly, executed any Short Sales or engaged in any other trading in the Ordinary Shares, the Global Depositary Shares or any derivative security thereof.

(f) Each Buyer understands that except as otherwise provided in this Agreement, the Shares have not been and are not being registered under the Securities Act or any applicable state securities laws and each Buyer may have to bear the risk of owning the Shares for an indefinite period of time because the Shares may not be transferred unless: (i) the resale of the Shares is registered pursuant to an effective registration statement under the Securities Act; or (ii) the Shares to be sold or transferred may be sold or transferred pursuant to Section 4(1) of the Securities Act or other exemption from such registration.

(g) Until such Shares are registered under the Securities Act, each Buyer acknowledges that any certificates for the Shares issued to any Buyer or any Buyer's designated nominee on the transfer from the Sellers will, at the request of any Seller or the Company, bear an appropriate restrictive U.S. securities law legend.

(h) The office or offices of each Buyer in which its investment decision was made is located at the address or addresses of each Buyer set forth in Section 8.4.

4.4 CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against any Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Transactions. To each Buyer's Knowledge, no such Proceeding has been Threatened.

4.5 BROKERS OR FINDERS

Other than fees or commissions that the Buyers may agree to pay to RBC, no Buyer nor any officer or agent of any Buyer has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

5. COVENANTS

5.1 VOTING

(a) For so long as the Buyers and their respective affiliates collectively own at least 5% of the outstanding Voting Shares that are owned or held of record by the Buyers and their respective affiliates, or as to which the Buyers and their respective affiliates have voting power or in respect of which the Buyers and their respective affiliates can direct, restrict or control any such voting power:

(i) No Seller shall enter into or exercise its rights under any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to any Voting Shares that are owned or held of record by such Seller, or as to which such Seller has voting power or in respect of which the Seller can direct, restrict or control any such voting power (the "Remaining Shares") or take any other action, that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the Transactions; provided, that nothing in this Section 5.1(a) shall restrict the ability of any Seller to Transfer or consent to Transfer any Remaining Shares or any interest therein to a third party that is not an affiliate of such Seller or the Company or to any affiliate that agrees in writing to be bound by the terms of this Agreement;

(ii) If at any time any Buyer notifies any Seller of its desire and intention to designate a single director on behalf of all of the Buyers (the "Great Hill Director") in advance of any meeting of shareholders of the Company called to vote upon for the election of directors, and at all adjournments thereof and in all other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the election of directors or that is necessary to elect directors of the Company, such Seller shall, including by executing a written consent, vote (or cause to be voted) all of its Remaining Shares held at the time such consent is sought or meeting is held to elect the Great Hill Director (which consent, vote or approval, in the case of any Global Depositary Shares and other depositary shares owned by such Seller at such time, shall be delivered in accordance with the terms of the applicable depositary agreement);

(iii) If at any time any Buyer notifies any Seller of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, in accordance with the terms of the depositary agreement, such Seller shall cooperate in causing the requested removal and/or replacement by voting in the appropriate manner in accordance with the terms of this Section 5.1.

(iv) Subject to the terms and conditions of this Section 5.1(a) and in accordance with the terms of the depositary agreement, each Seller hereby irrevocably grants to, and appoints Michael A. Kumin, and any other Person who shall hereafter be designated by the Buyers, as such Seller's proxy and attorney in its name (with full power of substitution), for and in the name, place and stead of such Seller, to vote all of its Remaining Shares held at the time such consent is sought or meeting is held, or grant a consent or approval in respect of such Remaining Shares, at any meeting of the shareholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought to elect a Great Hill Director as contemplated in Section 5.1(a)(ii), but not with respect to any vote, consent or approval of any other matter that may be concurrently presented for approval. Each Seller has caused each proxy and attorney previously given in respect of all Remaining Shares to be revoked.

(v) Subject to the terms and conditions of this Section 5.1(a), each Seller hereby affirms that the proxy and attorney set forth in this Section 5.1 is coupled with an interest and is irrevocable. Each Seller hereby ratifies and confirms all that such irrevocable proxy and attorney may lawfully do or cause to be done by virtue hereof. Subject to the terms and conditions of this Section 5.1(a), such irrevocable proxy and attorney is executed and intended to be irrevocable.

(vi) The covenants and obligations under this Section 5.1(a) shall terminate after a Great Hill Director (together with any replacements therefore appointed in accordance with Section 5.1(a)(iii)) has served a single, full term of office of three years, in accordance with the Company's articles and memorandum of association, as in effect on the date hereof.

(b) VOTING OF THE SHARES FOLLOWING CLOSING

(i) In order to secure the interest of the Buyers in the Shares under this Agreement, with effect from Closing, each Seller irrevocably appoints Great Hill Partners, LLC to be its attorney in its name and on its behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Global Depositary Shares set forth opposite such Seller's name on Exhibit B hereto.

(ii) Each Seller undertakes following Closing not to exercise all or any of the voting and other rights, powers and privileges attached to the Global Depositary Shares set forth opposite such Seller's name on Exhibit B hereto.

(c) COOPERATION IN REGULATORY COMPLIANCE

For so long as the covenants in Sections 5.1(a) and 5.1(b) are in effect, the parties agree to furnish promptly to each other such information as may be reasonably required for the other to prepare and file timely, complete and accurate statements on Schedule 13D and any amendments thereto, in each case, regarding their beneficial ownership of Ordinary Shares, to the extent required under Section 13 of the Exchange Act.

5.2 MARKET ABUSE DIRECTIVE COMPLIANCE

Each party hereto shall, and shall cause its affiliates to, comply with the requirements in respect of the Transactions (including any notification requirements) of the Market Abuse Directive 2003/6/EC effective in the European Union at the date of this Agreement and any statute, regulation, code, statutory provision or subordinate legislation and any other legislation which (either with or without modification) enacts, implements or consolidates such directive in any member state of the European Union and any other directive, regulation, code or legislation, issued pursuant to the Financial Services Action Plan of the European Union.

5.3 TAXES

(a) The Sellers shall reimburse the Buyers for any applicable U.S. or U.K. stamp duty or transfer Tax payable by each Buyer in respect of the Shares, and to the extent any such Taxes are required to be paid, the parties shall reasonably cooperate with each other to minimize the amount of such Taxes owed. The Buyers shall be responsible for the preparation and filing of any returns, if any, related to any stamp duty or transfer Tax.

(b) If (i) any Seller has been a U.S. Shareholder at any time during the taxable year of the Company that includes the Closing, (ii) the Company was, prior to the Closing, a "controlled foreign corporation" within the meaning of Section 957 of the Code, for an uninterrupted period of 30 days or more during the taxable year of the Company that includes the Closing, and (iii) Buyer (or its direct or indirect owners) is required to include any amounts in income for U.S. tax purposes under the "controlled foreign corporation" provisions of Section 951 et seq. of the Code with respect to the taxable year of the Company that includes the Closing for all or any part of such taxable year prior to the Closing, then each Seller that has been such a U.S. Shareholder during that year shall promptly reimburse Buyer for the product of (x) 40%, (y) the amount of such income attributable to the Shares transferred pursuant to this Agreement by such Seller to the Buyer and (z) the percentage obtained by dividing the amount of months prior to the Closing that the Company was a controlled foreign corporation during the year, over the amount of months that the Company was a controlled foreign corporation during such year. The parties agree to cooperate following the Closing to determine the status of the Company as a "controlled foreign corporation" within the meaning of Section 957 of the Code during the taxable year of the Company that includes the Closing within 45 days after the end of such taxable year.

(c) If any Seller becomes a U.S. Shareholder after the Closing, such Seller shall provide prompt written notice after such acquisition. Such notification shall be deemed satisfied by the timely filing of a Schedule 13G or Schedule 13D by such Seller.

6. CONDITIONS PRECEDENT TO THE BUYERS' OBLIGATION TO CLOSE

Each Buyer's obligation to purchase the Shares and to take the other actions required to be taken by each Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by each Buyer, in whole or in part):

6.1 ACCURACY OF REPRESENTATIONS

(a) Each Seller's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), were accurate in all material respects as of the date of this Agreement, and are accurate in all material respects as of the Closing Date as if made on the Closing Date; provided, that each representation and warranty that is qualified as to materiality were accurate in all respects as of the date of this Agreement, and are accurate in all respects as of the Closing Date as if made on the Closing Date.

6.2 THE SELLERS' PERFORMANCE

(a) All of the covenants and obligations that each Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), have been duly performed and complied with in all material respects.

(b) Each document required to be delivered pursuant to Section 2.4(a) has been delivered.

6.3 ADDITIONAL PURCHASE

(a) The Buyers shall receive executed share purchase agreements or other similar agreements evidencing the acquisition of Ordinary Shares or Global Depositary Shares (as applicable) held by the Other Sellers, in each case, in a form reasonably satisfactory to the Buyers (the "Additional Acquisition Agreements"); and

(b) The Additional Purchases will be consummated concurrently with the Transactions in accordance with the terms of the Additional Acquisition Agreements.

7. CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATION TO CLOSE

Each Seller's obligation to sell the Shares and to take the other actions required to be taken by such Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by such Seller, in whole or in part):

7.1 ACCURACY OF REPRESENTATIONS

Each Buyer's representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), was accurate in all material respects as of the date of this Agreement and is accurate in all material respects as of the Closing Date as if made on the Closing Date; provided, that each representation and warranty that is qualified as to materiality was accurate in all respects as of the date of this Agreement, and is accurate in all respects as of the Closing Date as if made on the Closing Date.

7.2 THE BUYERS' PERFORMANCE

(a) All of the covenants and obligations that each Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), have been performed and complied with in all material respects.

(b) Each Buyer has made the cash payment required to be made by such Buyer pursuant to Sections 2.4(b).

(c) Each Buyer has delivered all documents required by the depositary of the Shares to permit such Buyer to receive the Shares, if any.

8. GENERAL PROVISIONS

8.1 EXPENSES

Each party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. For the avoidance of doubt, the parties agree that none of the Sellers nor the Buyers shall be responsible for the fees and expenses payable to Ernst & Young, LLP in connection with the due diligence investigation relating to this Agreement and the Transactions.

8.2 ACCESS TO INFORMATION

(a) Each Seller hereby acknowledges that (i) it knows that each Buyer may have material, non-public information regarding the Company and its condition (financial and otherwise), results of operations, businesses, properties, plans (including plans regarding potential purchases of the Shares, which may be for different amounts or types of consideration) and prospects (collectively, "Information"); (ii) it has been offered access to the Information, and has reviewed such Information as it deems appropriate, and that such Information might be material to such Seller's decision to sell the Shares or otherwise materially adverse to such Seller's interests. Accordingly, such Seller acknowledges and agrees that no Buyer nor any other Person shall have any obligation to disclose to such Seller any of such Information.

(b) Each Seller represents and warrants that it has adequate information to make an informed decision regarding the sale of the Shares and has independently and without reliance upon any Buyer made its own analysis and decision to sell the Shares. Each Seller hereby waives and releases, to the fullest extent permitted by law, any and all claims and causes of action directly or indirectly based upon relating to or arising out of nondisclosure of the Information that it has or may have against each Buyer, its affiliates (other than the Company) and controlling persons, and the Representatives of each of them.

(c) Each Seller represents that it is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act.

(d) The sale of the Shares by each Seller and the purchase by each Buyer hereunder (A) were privately negotiated within an independent transaction and (B) do not violate any rules or regulations applicable, in the case of such Seller, to such Seller, and, in the case of such Buyer, applicable to such Buyer.

8.3 PUBLIC ANNOUNCEMENTS

Subject to applicable Legal Requirements, any public announcement or similar publicity with respect to this Agreement or the Transactions shall be issued, if at all, at such time and in such manner as the parties mutually determine.

8.4 NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Any Seller:

Criterion Capital Management LLC
435 Pacific Avenue
San Francisco, California 94133
Attention: Daniel Beckham

with a copy (which shall not constitute notice) to:

Shartsis Friese LLP
One Maritime Plaza, 18th Floor,
San Francisco, California 94111
Attention: P. Rupert Russell
Facsimile No.: (415) 421 2922

Any Buyer:

Great Hill Partners, LLC
One Liberty Square
Boston, Massachusetts 02109
Attention: Michael A. Kumin
Facsimile No.: (617) 790-9401

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
2049 Century Park East, Suite 3200
Los Angeles, California 90067
Attention: Michael A. Woronoff
Facsimile No.: (310) 557-2193

8.5 JURISDICTION; SERVICE OF PROCESS

Subject to Section 8.6, the parties hereto irrevocably submit, in any legal action or proceeding relating to this Agreement, to the jurisdiction of the courts of the United States or the State of New York sitting in the Borough of Manhattan, in The City of New York and consent that any such action or proceeding may be brought in such courts and waive any objection that they may now or hereafter have to the venue of such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

8.6 ARBITRATION

Any dispute, claim or controversy arising out of or relating to this Agreement or the Breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement to arbitrate, shall be determined by arbitration in New York, New York), before a mutually-agreed upon arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law. The arbitrator shall issue a written reasoned award and decision that shall be consistent with and supported by the facts and the law within 90 days from the date the arbitration proceedings are initiated. Judgment on the award of the arbitrator may be entered in any court having jurisdiction thereof. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The costs of the arbitration, including any administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne by the non-prevailing party. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator.

8.7 FURTHER ASSURANCES

The parties agree (a) to execute and deliver to each other such other documents, and (b) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

8.8 WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party shall be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

8.9 ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

8.10 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

None of the parties may assign any of its rights under this Agreement without the prior consent of the other parties, which shall not be unreasonably withheld, except that any Buyer may assign any of its rights under this Agreement to any affiliate of any Buyer. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement shall be construed to give any Person other than the parties to this Agreement, RBC (to the extent set forth in Section 8.14) any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

8.11 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

8.12 SECTION HEADINGS, CONSTRUCTION

The headings of sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding section or sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman.

8.13 GOVERNING LAW

This Agreement and any claims related to the subject matter hereof shall be governed by and construed in accordance with the laws of the State of New York; provided, that the provisions of Section 5.1 shall be governed by the laws of England and Wales.

8.14 ACKNOWLEDGMENT REGARDING RBC

Each of the parties hereto acknowledges that: (i) RBC is not an "underwriter" as such term is defined in Section 2(a)(11) of the Securities Act, and (ii) RBC is not acting as agent for any Buyer or any Seller in connection with the offering of the Shares by the Sellers. Each party hereto further acknowledges that the provisions of Section 4.3 and this Section 8.14 are for the benefit of, and may be enforced by, RBC.

8.15 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one and the same agreement.

[signature page to follow]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

THE BUYERS:

GREAT HILL INVESTORS LLC

____________________________________
By:
Its:

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC,
its General Partner

____________________________________
By:
Its:

GREAT HILL AFFILIATE PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC,
its General Partner

____________________________________
By:
Its:

THE SELLERS:

CRITERION CAPITAL PARTNERS, L.P.

By: CRITERION CAPITAL MANAGEMENT, LLC,
its General Partner

____________________________________
By:
Its:

CRITERION INSTITUTIONAL PARTNERS, L.P.

By: CRITERION CAPITAL MANAGEMENT, LLC,
its General Partner

____________________________________
By:
Its:

CRITERION CAPITAL PARTNERS LTD.

By: CRITERION CAPITAL MANAGEMENT, LLC,
its Attorney in fact

____________________________________
By:
Its:

EXHIBIT A

Accounts

EXHIBIT B

Ownership of Shares

EXHIBIT C
Tax Matters-Ownership of Capital of Company